UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 3, 2021

FIG PUBLISHING, INC.

(Exact name of issuer as specified in its charter)

Delaware	47-5336565
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

335 Madison Ave., Floor 16, New York, NY 10017

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (212) 401-6930

Title of each class of securities issued pursuant to Regulation A:

Fig Game Shares – Amico

Item 9. Other Events

Fig Publishing, Inc. (“Fig”, “we” or the “Company”) is conducting an ongoing offering of Fig Gaming Shares – Digital Eclipse, or FGS – DE, which are shares of capital stock of Fig with no voting rights, designed to reflect the economic performance of a particular co-publishing and revenue sharing agreement that Fig has entered into with video gaming developer Digital Eclipse Entertainment Partners, LLC (“Digital Eclipse”).

Effective January 11, 2021, we and Digital Eclipse have amended and restated our agreement. Previously, the agreement stated that the minimum amount of Fig Funds that we must provide to Digital Eclipse in order to secure publishing rights to particular Digital Eclipse games was $3,000,000. As a result of the parties’ amendment, that minimum has been reduced to $1,000,000. As a result of the amendment, we expect that we may have the opportunity to license smaller games from Digital Eclipse on a faster basis. However, as of the date of this supplement, we have not yet raised the new minimum of $1,000,000 through our ongoing offering of FSG – DE, and there can be no assurance we will do so and will secure publishing rights to any Digital Eclipse games.

A copy of our amended and restated agreement with Digital Eclipse is attached as Exhibit 6.1 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

Date: February 3, 2021	By:	/s/ Lee Charles (Chuck) Pettid
Lee Charles (Chuck) Pettid
President

EXHIBITS

Exhibit No.	Description

6.1	Amended and Restated Fig Revenue Sharing Agreement between the Company and Digital Eclipse Entertainment Partners, LLC, effective as of January 11, 2021, in respect of the Digital Eclipse Games.

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